LIMITED LIABILITY COMPANY AGREEMENT
OF
AVALON.AI, LLC

This Limited Liability Company Agreement ("Agreement") of AVALON.AI, LLC, a Florida limited liability company (the "Company") is entered into and made effective as of the 23rd day of April, 2020, by Mikal Ventures, LLC. as a Class A Voting Member ("Voting Member") and Manager of the Company and other Members ("Voting Members").

RECITALS

WHEREAS, the Class A Voting Members and the Manager in their capacities are entering into this Agreement to provide for, among other things, the management of the business and affairs of the Company, the allocation of profits and losses among the Class A Voting Members, Non-Voting Members and the Manager, the respective rights and obligations of the Members to each other and to the Company and certain other matters described herein.

AGREEMENT

NOW, THEREFORE, the Members, the Manager, and the Company agree as follows:

1. <u>Formation of Company; Amendment and Restatement</u>. The Company was formed as a limited liability company on March 24, 2020 pursuant to the provisions of the Florida Limited Liability Company Act, as may be amended from time to time (the "Act") by the filing of a certificate of formation with the Secretary of State of the State of Florida. The rights and liabilities of the Members shall be as provided in the Act, except as herein otherwise provided. No Member or Manager of the Company shall be obligated personally for any debts, obligations or liabilities of the Company solely by reason of being a Member or acting as a Manager or Officer of the Company.

2. <u>Name</u>. The Company shall be conducted under the name of AVALON.AI, LLC, or such other name as the Manager may from time to time select.

3. <u>Principal Place of Business</u>. The principal place of business of the Company shall be determined from time to time by the Manager and shall initially be 304 Indian Trace, #228 Weston, FL 33326. The business of the Company also may be conducted at such other or additional place or places as may be designated by the Manager.

4. <u>Registered Agent and Office</u>. The registered address of the Company in Florida shall be 304 Indian Trace, #228 Weston, Florida 33326. The registered agent at that address is Mikal Ventures, LLC.

5. <u>Term of the Company</u>. The Company shall continue indefinitely unless sooner terminated as provided in Section 15 hereof.

6. <u>Purposes of the Company; Tax Classification</u> The purposes of the Company are to conduct any lawful act or activity for which limited liability companies may be organized under

the Act. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the immediately following sentence, and neither this Agreement nor any document entered into by the Company or any Member shall be construed to suggest otherwise. The Members agree that, as of the date hereof, the Company shall be classified as a partnership only for U.S. federal tax purposes. The Members and the Company agree that they shall refrain from making any elections under the Regulations, and from filing any returns or reports, that are inconsistent with such classification unless and until the Manager decides (in its sole discretion) to a change in the U.S. tax classification of the Company. The term "Regulations" means the income tax regulations promulgated under the Internal Revenue Code of 1986, as amended (or any corresponding provision or provisions of any succeeding law) (the "Code") and in effect, as amended, supplemented or modified from time to time.

      7. Membership, Capital Contributions and Ownership Interests.

      7.1 Members. The Members shall be listed on Exhibit A of this Agreement, as maintained by the Manager and from time to time amended and supplemented in accordance with this Agreement. As of the date of this Agreement, each Member shall hold the number and type of Capital Units and Percentage Interests (the percentage which the Interest(s) of the applicable Member bears to the entire applicable group of Members) set forth on Exhibit A. Notwithstanding anything to the contrary contained herein, the Manager shall not be required to disclose Exhibit A to any Class B Non-Voting Capital Units Holder, except to the extent such Class B Non-Voting Capital Units Holder also holds Class A Voting Capital Units.

      7.2 Member Interests and Units. The term Member Interests ("Interests") defines with respect to any Member as of any particular time, such Member's limited liability company interest(s) in the Company, which includes the number of Units such Member holds and such Member's Capital Account balance.

      The Interests of the Members of the Company shall be divided into Capital Units, which may be certificated upon a determination by the Manager.

      There shall be multiple separate Classes of Capital Units as follows:

      (a) Class A Voting Capital Units. The Company shall issue Class A Voting Capital Units ("Voting Capital Units") to the Class A Voting Members ("the Class A Voting Members"). The Class A Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interest ("Percentage Voting Interest") in the Company. The Percentage Voting Interest of a Class A Voting Member shall be the percentage that is derived when the Member's Class A Voting Capital Units account is divided by the total of all the Class A Voting Capital Unit accounts. The Class A Voting Capital Units shall be entitled to the distributions provided for in Section 8.

      (b)(i) Class B Non-Voting Capital Units. The Company may issue Class B Non-Voting Capital Units ("Class B Non-Voting Capital Units") as "profits interests" for federal income tax purposes ("Profits Interests") and the provisions of this Agreement applicable to any such Class B Non-Voting Capital Units. Each recipient of a Profits Interest (whether issued on or after the date hereof) agrees to timely and properly file an election under Section 83(b) of the Code with respect to each Profits Interest received. Members may own interests in both Class A Voting Capital Units and Class B Non-Voting Capital Units. Members who own interests only in Class B Non-Voting Capital Units ("Non-Voting Members") shall have no right to vote upon any matters. The Company has elected to issue to those select holders of Class B Non-Voting Capital Units set forth on Exhibit A Class B Non-Voting Capital Units that are fully vested and not subject to forfeiture as part of its $500,000 raise at the valuation of $15mm.

(c) Unless the context requires otherwise, in this Agreement, the terms "Member" or "Members", without the qualifiers "Voting" or "Non-Voting," refers to the Voting and Non-Voting Members collectively..

(d)Any Class B Non-Voting Capital Unit granted after the date hereof as a Profits Interest may (i) be granted subject to limitations on allocation of profits and receipt of distributions as set forth in the grant or award agreement with respect thereto (an "Award Agreement") in a manner determined in good faith by the Manager to cause such Class B Non-Voting Capital Unit to constitute a "profits interest" for tax purposes and (ii) may be subject to such vesting, forfeiture and other qualifications and limitations, including without limitation, adjustments to the Distributions it would otherwise be entitled to pursuant to Section 8.1(c) as determined by the Manager.

7.3 <u>Additional Members and Capital Units</u>. The Manager may issue Capital Units, admit Persons as Members in exchange for Capital Contributions (including commitments to make future contributions of capital) or for the provision of services to or on behalf of the Company, and may authorize new classes of Capital Units with such rights and privileges as the Manager determines to be appropriate. Promptly following the issuance of Capital Units, the Manager shall cause the books and records of the Company and <u>Exhibit A</u> to reflect the number of Capital Units issued, any Members or additional Members holding such Capital Units and in the case of Capital Units issued other than solely as consideration for the performance of services, the Capital Contribution per Capital Unit. Upon the execution of this Agreement or a counterpart of this Agreement, together with any other documents or instruments required by the Managers in connection therewith, and the making of the Capital Contribution (if any) specified to be made by a Person at such time, such Person shall be admitted to the Company as a Member of the Company.

7.4 <u>Capital Contributions</u>. Each Member's Capital Contribution, if any, whether in cash or in kind, and the number of Capital Units issued to such members shall be as set forth in <u>Exhibit A</u> (as amended or updated from time to time under this Agreement). The term "Capital Contribution" shall mean with respect to any Member, the sum of (i) the amount of money plus (ii) the initial Asset Value (as defined in Section 7.5) of any other property contributed by such Member to the Company with respect to the Interest held by such Member pursuant to this Agreement. Any in kind Capital Contributions shall be effected by written assignments or such other documents as the Manager shall direct. Any Member making an in-kind Capital Contribution agrees from time to time to do such further acts and execute such further documents as the Manager may direct to perfect the Company's interest in such in-kind Capital Contribution. No Member shall be obligated to make any Capital Contribution that is in addition to the amounts set forth in <u>Exhibit A</u>.

7.5 <u>Asset Value</u>. The term "Asset Value" with respect to any Company asset means the asset's adjusted basis for federal income tax purposes except as follows:

        (a)   The initial Asset Value of any asset contributed (or deemed contributed) to the Company shall be that asset's Fair Value at the time of the contribution.

        (b)   The Manager may elect to revalue the Asset Value of all Company property (whether tangible or intangible) for book purposes to reflect the Fair Value of Company property immediately prior to the occurrence of an event set forth in Regulations Section 1.704-1(b)(2)(iv)(f). In the event that Company property is revalued pursuant to this subsection, the Capital Accounts of the Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(f).

        (c)   If the Manager does not elect to revalue Company property distributed to Members pursuant to subsection (b) above, (i) the Asset Value of that property shall be revalued for book purposes to reflect the Fair Value of that property immediately prior to its distribution, and (ii) the Capital Accounts of all Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(e).

        (d)   If the adjusted tax basis of Company assets are adjusted pursuant to Code Sections 732, 734 or 743, the Asset Value of those Company assets shall be increased or decreased to the extent provided by Regulations Section 1.704-1(b)(2)(iv)(m).

        (e)   The Asset Value of a Company asset shall be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g).

The term "Fair Value" shall mean, as applied to a Company asset, the fair market value of such asset as determined in good faith by the Manager.

7.6 <u>Capital Accounts</u>. The Company shall maintain a capital account ("Capital Account") for each Member's ownership interest in Class A Voting Capital Units (the "Voting Capital Account") and/or Class B Non-Voting Capital Units ("the Non-Voting Capital Account"). The capital account of each Member shall be increased by such Member's Capital Contributions (net of liabilities that the Company assumes or takes subject to) and such Member's share of the Company's Net Profit (as defined in Section 8.5) and any items in the nature of income or gain that are specifically allocated to such Member, and shall be decreased by amount of money and the Asset Value of any other property distributed to such Member's (net of liabilities that the such Member assumes or takes subject to) and such Member's share of the Company's Net Loss (as defined in Section 8.5) and any items in the nature of losses or expenses that are specifically allocated to such Member.

7.7 <u>Additional Capital Account Provisions</u>. No Member shall have the right to demand a return of all or any part of such Member's Capital Contributions. Any return of the Capital Contributions of any Member shall be made solely from the assets of the Company and only in accordance with the terms of this Agreement. No interest shall be paid to any Member with respect to such Member's Capital Contributions or Capital Account. In the event that all or a portion of the Capital Units of a Member are transferred in accordance with this Agreement, the transferee of such Capital Units shall also succeed to all or the relevant portion of the Capital Account of the transferor. Capital Units held by a Member may not be transferred independently of the Interest to which the Capital Units relate.

7.8 <u>Code 83 Safe Harbor Election</u>.

(a) By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43 (the "Notice") apply to any interest in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Tax Matters Partner is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the Tax Matters Partner constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the Notice. The Company and each Member hereby agree to comply with all requirements of the Safe Harbor described in the Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each interest in the Company issued by the Company covered by the Safe Harbor in a manner consistent with the requirements of the Notice.

(b) The Company and any Member may pursue any and all rights and remedies it may have to enforce the obligations of the Company and the Members (as applicable) under Section 7.8(a), including, without limitation, seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of Section 7.8(a). A Member's obligations to comply with the requirements of this Section 7.8 shall survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 7.8, the Company shall be treated as continuing in existence.

(c) Each Member authorizes the Tax Matters Partner to amend Section 7.8(a) and Section 7.8(b) to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (e.g., to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance), provided that such amendment is not materially adverse to such Member (as compared with the after-tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company).

8. <u>Distributions and Allocations</u>.

8.1 <u>Distributions</u>. Distributions shall be made (in the amounts and at the times determined solely by the Managers) to the Members in proportion to their ownership of Capital Units, but, in the case of any Class B Non-Voting Capital Units, subject to restrictions set forth in any Award Agreement and the provisions of Section 8.11. The term "Distribution" shall mean cash or other property distributed to a Member in respect of the Member's Interest and does not include advisory fees, compensation or expense reimbursements paid to a holder of Capital Units or its, his or her affiliates. Notwithstanding the above, Distributions will be made only in the case of new funding rounds for seeded companies, potential new member additions, or alternately through a liquidating distribution event described below.

(a) <u>Liquidating Distributions</u>. For the purposes hereof, a "Liquidation Event" means either: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of the Company), unless the Company's Class A Voting Capital Units of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity (provided that the sale by the Company of its Class A Voting Capital Units or securities for the purposes of raising additional funds shall not constitute a Liquidation Event hereunder); or (ii) a sale of all or substantially all of the assets of the Company. Upon a Liquidation Event or a liquidation of the Company pursuant to Section 15.3 of this Agreement, Distributions ("Liquidating Distribution") shall be made to Capital Unit Holders pro rata in accordance with the number of Capital Units held by each such person, subject to the terms and conditions, including any limitations, set forth in any Award Agreement with respect to any of the Class B Non-Voting Capital Units. The Class B Non-Voting Capital Units are intended to constitute "profits interests" for federal income tax purposes and this provision shall be interpreted in accordance with such intent.

8.2 <u>No Violation</u>. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a Distribution to any Member on account of such Member's Interest in the Company if such Distribution would violate of the Act or other applicable law.

8.3 <u>Withholding</u>. All amounts withheld pursuant to the Code or any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to a Member shall be treated as amounts distributed to such Member. The Manager is authorized to withhold from Distributions to Members, or with respect to allocations to Members and in each case to pay over to the appropriate federal, state, local or foreign government any amounts required to be so withheld. The Managers shall allocate any such withheld amounts to the Members in respect of whose Distribution or allocation the tax was withheld and shall treat such withheld amounts as actually distributed to such Members.

8.4 <u>Property Distributions</u>. If any assets of the Company shall be distributed in kind pursuant to this Section 8, such assets shall be distributed to the Members entitled thereto in the same proportions as the Members would have been entitled to cash Distributions.

8.5 <u>Net Profit or Net Loss</u>. The "<u>Net Profit</u>" or "<u>Net Loss</u>" of the Company for each fiscal year or relevant part thereof shall mean the Company's taxable income or loss for federal income tax purposes for such period (including all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code) with the following adjustments:

(a)   Income of the Company that is exempt from federal income tax shall be added to taxable income or loss.

(b)   Expenditures of the Company described in Code Section 705(a)(2)(B) or treated as such expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) shall be subtracted from taxable income or loss.

(c)   Gain or loss resulting from any disposition of a Company asset shall be determined by reference to the Asset Value of the Company asset.

(d)   Items of gain, loss, depreciation, amortization or depletion that would be computed for federal income tax purposes by reference to the tax basis of a Company asset shall be determined by reference to the Asset Value of that asset in accordance with Regulations Section 1.704-1(b)(2)(iv)(g).

(e)   If the Asset Value of any Company asset is adjusted in accordance with clause (b), (c) or (d) of the definition of Asset Value (defined in Section 7.5), the amount of that adjustment shall be taken into account as gain or loss from the disposition of that asset.

(f)   Items that are specially allocated pursuant to Section 8.7 shall not be taken into account in computing Net Profit or Net Loss.

8.6 <u>Allocations of Net Profit and Net Loss.</u> Except as otherwise provided in Section 8.7, Net Profit or Net Loss of the Company for any relevant period shall be allocated to the Capital Accounts of the Members so as to ensure, to the extent possible, that the Capital Accounts of the Members as of the end of such period are equal to the aggregate Distributions that Members would be entitled to receive if all of the assets of the Company were sold for their Asset Values, the liabilities of the Company were paid in full (except that non-recourse liabilities shall be paid only to the extent, with respect to each asset subject to a non-recourse liability, the non-recourse liability does not exceed the Asset Value), and the remaining proceeds were distributed as of the end of such accounting period in accordance with either (i) Section 8.1(b) if a Company Sale or liquidation has not occurred or (ii) Section 8.1(c) if a Company Sale or liquidation has occurred. The allocations made pursuant to this Section 8.6 are intended to comply with the provisions of Section 704(b) of the Code and the Regulations thereunder and, in particular, to reflect the Members' economic interests in the Company as set forth in Section 8.1, and this Section 8.6 shall be interpreted in a manner consistent with such intention.

8.7 <u>Regulatory Allocations</u>. This Section 8.7 applies certain provisions of the Regulations when a Member has a deficit capital account balance, or would have a deficit capital account balance but for the application of this Section 8.7. Despite any other provision of Section 8:

(a) This Agreement shall be deemed to contain (1) a "minimum gain chargeback" provision, within the meaning of Regulations Section 1.704-2(f); and (2) a "partner minimum gain chargeback" provision within the meaning of Regulations Section 1.704-2(i)(4), and there shall be allocations consistent with such provisions.

(b) If any Member unexpectedly receives an adjustment, allocation or distribution of the type contemplated by Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be allocated to all such Members (to the extent of and in proportion to the amounts of their respective Adjusted Capital Account Deficits) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of such Member as quickly as possible. It is intended that this Section 8.7(b) qualify and be construed as a "qualified income offset" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d). The term "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant period, after giving effect to the following adjustments: (i) increasing such Capital Account by any amounts which such Member is obligated to restore pursuant to this Agreement (including any note obligations) or is deemed to be obligated to restore pursuant to the penultimate sentence of each of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) decreasing such Capital Account by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(c) No loss or deduction shall be allocated to any Member to the extent that such allocation would cause or increase an Adjusted Capital Account Deficit of such Member. Any such loss or deduction shall be reallocated away from such Member and to the other Members in accordance with this Agreement, but only to the extent that such reallocation would not cause or increase an Adjusted Capital Account Deficit with respect to such other Members. To the extent that allocations of loss or deduction have been made pursuant to this Section 8.7(c), future allocations of income and gain, notwithstanding anything to the contrary in this Agreement, shall be made first to restore such allocations of loss or deduction;

(d) Nonrecourse deductions, within the meaning of Regulations Section 1.704-2(b)(1), shall be allocated to Class A Voting Capital Unit Holders in proportion to their ownership of Class A Voting Capital Units.

(e) Any item of Company loss or deduction that is attributable to a "partner nonrecourse debt" (within the meaning of Regulations Section 1.704-2(b)(4)) shall be allocated to the Members that bear the economic risk of loss for such debt (within the meaning of Regulations Section 1.752-2).

8.8 Tax Allocations.

(a) Except as provided in Section 8.8(b) below, items of Company income, gain, loss, deduction and credit shall be allocated, for federal, state and local income tax purposes, among the Members in a manner that equitably reflects the manner in which its corresponding item of "book" income, gain, loss or deduction has been allocated under Section 8.6 and Section 8.7.

(b) Items of taxable income, gain, loss and deduction with respect to property of the Company that has an Asset Value different from its adjusted basis for federal income tax purposes will be shared among the Members so as to take account of such difference in accordance with the principles of Code Section 704(c) and the Regulations thereunder. The Managers may select any reasonable method or methods for making such allocations including, without limitation, any method described in Regulations Sections 1.704-3(b), (c), or (d). In the event the Asset Value of any Company property is adjusted pursuant to the definition of Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take account of any variation between such property's adjusted basis for federal income tax purposes and such Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

8.9 <u>Election under Section 754</u>. In case of a distribution of property made in the manner provided in Code Section 734, or in the case of a transfer of any Unit in the Company permitted by this Agreement made in the manner provided in Code Section 743, the Manager, on behalf of the Company, may, but shall not be required to, file an election under Code Section 754 in accordance with the procedures set forth in the applicable Regulations and may, but shall not be required to, file such an election in a timely manner at the request of any Member affected by the distribution or transfer. The Company shall make such basis adjustments, if any, as may be required under Code Sections 734 and 743 in the absence of a Code Section 754 election.

8.10 <u>Changes in Members' Interest</u>. If during any year of the Company there is a change in any Member's Interest in the Company, the Manager shall confer with the tax advisors to the Company and, in conformity with such advice allocate the Net Profit or Net Loss to the Members so as to take into account the varying Interests of the Members in the Company in a manner that complies with the provisions of Section 706 of the Code and the Regulations thereunder.

8.11 <u>Treatment of Class B Non-Voting Capital Units</u>. The Managers may, by this discretion (but shall not be obligated to) provide for Distributions to holders of Class B Non-Voting Capital Units under circumstances not constituting a Company Sale or liquidation. In determining whether or not to make such Distributions, the Manager shall consider such factors as whether or not it is anticipated that the holders of Class B Non-Voting Capital Units will ultimately become entitled to Distributions under Section 8.1(c) and the anticipated amount of such ultimate Distributions and such other factors as the Managers determine to be appropriate in their discretion. The Managers may adjust, modify or condition any Distributions to be made pursuant to this Section 8.11 to any Class B Non-Voting Capital Units Holder in any manner deemed appropriate in their sole discretion; <u>provided</u>, <u>however</u>, that consistent with the intent that the Class B Non-Voting Capital Units constitute "profits interests" for U.S. federal income tax purposes, no such adjustment or modification shall entitle any Class B Non-Voting Capital Units Holder to receive a distribution that does not represent gross profits realized by the Company after such Class B Non-Voting Capital Units Holder became a Member.

9. Status, Rights, and Powers of Members.

9.1 Limited Liability. Except as otherwise required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, expenses, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, expense, obligation or liability of the Company solely by reason of being a Member. All Persons dealing with the Company shall have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company. In no event shall any Member be required to make up any deficit balance in such Member's Capital Account upon the liquidation of such Member's Interest or otherwise.

9.2 Return of Distributions of Capital. Except as otherwise expressly required by law, a Member, in such capacity, shall have no liability for obligations or liabilities of the Company in excess of (a) the amount of such Member's Capital Contributions, (b) such Member's share of any assets and undistributed profits of the Company and (c) to the extent required by law, the amount of any Distributions wrongfully distributed to such Member. Except as required by law, no Member shall be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company; provided, however, that if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Member is obligated to return or pay any part of any Distribution, such obligation shall bind such Member alone and not any other Member or any Managers and provided, further, that if any Member is required to return all or any portion of any Distribution under circumstances that are not unique to such Member but that would have been applicable to all Members if such Members had been named in the lawsuit against the Member in question (such as where a Distribution was made to all Members and rendered the Company insolvent, but only one Member was sued for the return of such Distribution), the Member that was required to return or repay the Distribution (or any portion thereof) shall be entitled to reimbursement from the other Members that were not required to return the Distributions made to them based on each such Member's share of the Distribution in question. The provisions of the immediately preceding sentence are solely for the benefit of the Members and shall not be construed as benefiting any third party. The amount of any Distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the Capital Account from which it was subtracted when it was distributed to such Member.

9.3 No Management or Control. Except as expressly provided in this Agreement, no Member shall take part in or interfere in any manner with the management of the business and affairs of the Company or have any right or authority to act for or bind the Company.

9.4 Voting. Each Class A Voting Capital Units Member shall be entitled to vote, in their capacity as Class A Voting Capital Unit Holders, on any matter as to which the Class A Voting Capital Unit Members are entitled to vote under this Agreement and as otherwise required by law, in proportion to their respective Percentage Voting Interests in the Company. Except to the extent this Agreement expressly provides otherwise, all actions, consents and approvals by the Class A Voting Capital Unit Members hereof shall be effective if taken by the Class A Voting Capital Unit Members constituting a majority Percentage Voting Interest of the Class A Voting Capital Units.

The Class B Non-Voting Capital Unit Members shall have no rights to vote or otherwise participate in the management of the Company. No Class B Non-Voting Unit Member shall, without the prior written consent of all of the Class A Voting Capital Unit Members, take any action on behalf of, or in the name of, the Company, or enter into any contract, agreement, commitment or obligation binding upon the Company, or perform any act in any way relating to the Company or the Company's assets.

9.5 <u>Specific Limitations</u>. Without the written consent of the Manager, no Member shall have the right or power to: (a) resign, withdraw or reduce its Capital Contribution except as a result of the dissolution of the Company or as otherwise provided by the Act or in this Agreement or (b) bring an action for partition against, or dissolution of, the Company or any Company assets.

10. <u>Representation and Covenants of the Members</u>. Each Member hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

10.1 <u>Investment Intent</u>. Such Member is acquiring such Member's Interests with the intent of holding the same for investment for such Member's own account and without the intent or a view of participating directly or indirectly in any distribution of such Interests within the meaning of the Securities Act or any applicable state securities laws.

10.2 <u>Securities Regulation</u>. Such Member acknowledges and agrees that such Member's Interest is being issued and sold in reliance on the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act") and exemptions contained in applicable state securities laws, and that such Member's Interest cannot and will not be sold or transferred except in a transaction that is exempt under the Securities Act and applicable state securities laws or pursuant to an effective Registration Statement under the Securities Act and applicable state securities laws.

10.3 <u>Economic Risk</u>. Such Member is able to bear the economic risk of such Member's investment in such Member's Interest.

10.4 <u>Binding Agreement</u>. Such Member has all legal capacity and requisite power and authority to enter into and perform this Agreement, and this Agreement is and will remain such Member's valid and binding agreement, enforceable against such Member in accordance with its terms (subject, as to the enforcement of remedies, to any applicable bankruptcy, insolvency or other laws affecting the enforcement of creditors rights).

10.5 <u>Tax Position</u>. Unless such Member provides prior written notice to the Company and the Managers, such Member will not take a position on such Member's federal income tax return, in any claim for refund or in any administrative or legal proceedings that is inconsistent with this Agreement or with any information return filed by the Company.

10.6 <u>Information</u>. The Members are familiar with the Company, its management and its business and affairs. Such Member has received all documents, books and records pertaining to an investment in the Company requested by any such Member. Such Members have had a reasonable opportunity to ask questions of and receive answers concerning the Company, and all such questions have been answered to such Members' satisfaction.

10.7 Licenses and Permits. Such Member will cooperate in providing such information, in signing such documents and in taking any other action as may reasonably be requested by the Company in connection with obtaining any foreign, federal, state or local license or permit needed to operate its business or the business of any entity in which the Company invests.

11. Company Representations. In order to induce the Members to enter into this Agreement, the Company hereby represents and warrants to each Member as follows:

11.1 Duly Formed. The Company is a duly formed and validly existing limited liability company under the Act, with all necessary power and authority under the Act to issue the Interests to be issued to the Members hereunder.

11.2 Valid Issue. When the Interests are issued to the Members as contemplated by this Agreement and the Capital Contributions required to be made by the Members are made, if any, the Interests issued to the Members will be duly and validly issued and no liability for any additional capital contributions or for any obligations of the Company will attach thereto.

12. Books of Account, Accounting and Reports, Fiscal Year, Tax Returns, and Tax Election.

12.1 Books of Account. The Company's books and records shall be maintained by the Manager at such place as the Manager from time to time deems appropriate and the Class A Voting Members shall have access thereto at all reasonable times.

12.2 Accounting and Reports. As soon as reasonably practicable after the end of the Company's fiscal year, in sufficient time to permit the timely filing of income tax returns, the Company shall cause to be prepared, and furnished to the Voting Members, financial statements for the Company for the year then ending and such other information as may be required by the Internal Revenue Code, and any applicable state or local income tax laws. The Managers shall determine from time to time whether the financial statements of the Company shall be audited.

12.3 Fiscal Year. The fiscal year of the Company shall end on the 31st day of December in each year.

12.4 Banking. All funds of the Company received from any and all sources shall be deposited in such separate checking and/or savings account or accounts as shall be determined by the Manager.

12.5 Tax Matters Partner. The Manager shall designate a Managing Director to be the "Tax Matters Partner" within the meaning of Code Section 6231(a)(7) and Regulations. The initial "Tax Matters Partner" shall be Christopher Malter.

12.6 <u>Tax Returns</u>. The Company shall provide for the preparation and filing of all necessary tax returns or other filings required under any governmental authority.

13. <u>Management and Duties</u>.

13.1 <u>Authority of Managers</u>. The business, property and affairs of the Company shall be managed under the, absolute and exclusive direction of the Manager, which may from time to time delegate authority to Managing Directors, Officers or to others to act on behalf of the Company. Without limiting the foregoing provisions of this <u>Section 13.1</u>, the Manager shall have the sole power to manage or cause the management of the Company, including, without limitation, the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including, but not limited to, the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, reorganization or other combination of the Company with or into another entity.

13.2 <u>Appointment of Manager</u>.

(a) Mikal Ventures, shall be, and hereby is, appointed as the Manager of the Company and its Managers, respectively, as of the date of this Agreement, shall hold office until their death, resignation or incapacity (a “Cessation Event”).

(b) Upon the occurrence of a Cessation Event with respect to a Manager of IMCII, Inc., as of the date of this Agreement, the other Managers shall continue the operations of the AVALON.AI, LLC, and shall continue to have and to exercise the full power and authority of the Managers of AVALON.AI, LLC pursuant to the Operating Agreement of AVALON.AI, LLC and the Act.

(c) After a Cessation Event has occurred with respect to all of the Managers of Mikal Ventures., as of the date of this Agreement, the AVALON.AI, LLC shall have three Managers be elected by its Members owning a majority Percentage Voting Interest of all Class B Voting Capital Units, with each such Manager to serve until their death, resignation, incapacity or removal by the holders of not less than 50% of the then outstanding Class B Voting Capital Units of AVALON.AI, LLC. Upon the death, resignation, incapacity or removal of any of these subsequent Managers, a substitute Manager shall be elected by Members owning a majority Percentage Voting Interest of all the Class B Voting Capital Units owned by all Members.

13.3 <u>Manner of Action</u>. Unless otherwise expressly provided herein, action or approval of or consent by, the Class A Voting Members for purposes of this Agreement may be obtained: (i) at any meeting of the Class A Voting Members; <u>provided</u>, <u>however</u>, that at least a majority in interest of the Class A Voting Members are present at such meeting and that a majority in interest of those attending Class A Voting Members vote in favor of the matter being voted upon; or (ii) by the written consent of a majority in interest of the Class A Voting Members; provided, that notice of such action or approval shall be delivered promptly to the Class A Voting Members who did not execute such written consent; provided that the failure to provide such notice shall not affect the validity of such consent nor the actions taken pursuant thereto. The Class A Voting Members may hold meetings at such place or places as the Class A Voting Members may

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from time to time determine. For meetings scheduled at a previous meeting, no notice is required to be given. For all other meetings of the Class A Voting Members, not less than two (2) Business Days notice of each meeting specifying the date, time and place of the meeting shall be given to each Class A Voting Member, unless waived by all the Class A Voting Members, including by their attendance at such meeting without objection to the lack of notice of such meeting at the beginning of such meeting. Class A Voting Members may participate in a meeting of the Class A Voting Members by means of a conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by any means set forth in the preceding shall constitute presence in person at such meeting.

13.4   Other Members. No Member who is not also a Managing Director, in his or her or its capacity as such, shall participate in or have any control over the business of the Company. Except as expressly provided herein, the Capital Units, other equity securities in the Company, or the fact of a Member's admission as a member of the Company do not confer any rights upon the Members to participate in the management of the affairs of the Company. Except as expressly provided herein, no Member who is not also a Class A Voting Member shall have any right to vote on any matter involving the Company, including with respect to any merger, consolidation, combination or conversion of the Company, or any other matter that a Member might otherwise have the ability to vote or consent with respect to under the Act, at law, in equity or otherwise. In all matters relating to or arising out of the conduct of the operation of the Company, the decision of a majority of the Managing Directors shall be the decision of the Company. Except as required by law, no Member who is not also a Managing Director (and acting in such capacity) shall take any part in the management or control of the operation or business of the Company in its capacity as a Member, nor shall any Member who is not also a Managing Director(and acting in such capacity) have any right, authority or power to act for or on behalf of or bind the Company in his or her or its capacity as a Member in any respect or assume any obligation or responsibility of the Company or of any other Member.

13.5   Delegation by Manager. The Company may employ one or more Members from time to time, and such Members, in their capacity as employees or agents of the Company (and not, for clarity, in their capacity as Members of the Company), may take part in the control and management of the business of the Company to the extent such authority and power to act for or on behalf of the Company has been delegated to them by the Manager or the Company's Managing Directors. To the fullest extent permitted by law, the Manager or the Company's Managing Directors shall have the power and authority to delegate to one or more other Persons the Manager's rights and powers to manage and control the business and affairs of the Company. The Manager or the Company's Managing Directors may authorize any Person (including any Member or Officer) to enter into and perform any document on behalf of the Company.

13.6 Officers.

(a)   Designation and Appointment. The Manager or the Company's Managing Directors may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company's business, including employees, agents and other Persons who may be designated as Officers of the Company, with such titles as and to the extent authorized by the Manager or the Company's Managing Directors. Any number of offices may be held by the same Person. In its discretion, the Manager may choose not to fill any office for any period as it may deem advisable. Officers need not be residents of the State of Florida or Members. Any Officers so designated shall have such authority and perform such duties as the Manager or the Company's Managing Directors may from time to time delegate to them. The Manager or the Company's Managing Directors may assign titles to particular Officers. Each Officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. The salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager or the Company's Managing Directors and certified in writing. Designation of an Officer shall not of itself create any employment or, except as provided in Section 6.4, contractual rights.

(b)   Resignation and Removal. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. All employees, agents and Officers shall be subject to the supervision and direction of the Manager and may be removed, with or without cause, from such office by the Manager and the authority, duties or responsibilities of any employee, agent or Officer of the Company may be suspended by or altered by the Manager or the Company's Managing Directors from time to time, in each case in the sole discretion of the Manager.

(c)   Duties of Officers. The Officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by officers of a Florida corporation pursuant to the laws of the state of Florida.

14. Transfer Restrictions. In addition to any other restrictions that may be set forth in any agreement between the Company and a particular member, as applicable, no holder of any Units shall hypothecate, pledge, assign or otherwise transfer any of such Units to any other Person without the prior written consent of the Manager or all of the Company's Managing Directors. Any attempted Transfer of Units not expressly authorized by the Manager or all of the Company's Managing Directors shall be null and void, and the Company shall not in any way give effect to any such impermissible Transfer.

14.1 Tag-Along Right. In addition to the restrictions on Transfer in Section 14, whenever any Class A Voting Capital Unit Holder (each individually, the "Selling Member") shall receive from a prospective purchaser (other than a transferee permitted pursuant to Section 14) a bona fide offer to purchase Class A Capital Units from the Selling Member (whether held on the date hereof or acquired thereafter), which the Selling Member wishes to accept, the Selling Member may engage in such transaction so long as all other holders of Class A Voting Capital Units (each individually, a "Tag-Along Member") have approved a sale of the Selling Member's Class A Voting Capital Units and have also been afforded the right to sell to the prospective purchaser simultaneously therewith (on terms and conditions at least as favorable to each Tag-Along Member as the terms and conditions set out in the offer received by such Selling Member, except as set forth below) an amount of Class A Voting Capital Units equal to such Member's

Percentage Ownership. If the prospective purchaser will not purchase all of the Class A Voting Capital Units which the Selling Member and each of the Tag-Along Members wishes to sell pursuant to this Section 14.1, the number of Class A Voting Capital Units which each of the Selling Member and Tag-Along Members shall be permitted to sell to such prospective purchaser shall be determined based on each Selling Member's and Tag-Along Member's Percentage Ownership. Upon receipt by a Selling Member of a bona fide offer to purchase its Class A Voting Capital Units pursuant to this Section 14.1, such Selling Member shall notify each Tag-Along Member, in writing, of such offer and its terms and conditions, which written notice shall include the number of Class A Voting Capital Units the Selling Member desires to sell, the name of the purchaser(s) and the consideration offered in connection therewith. Each Tag-Along Member may exercise its right to sell under this Section 14.1 by giving written notice to the Selling Member within thirty (30) days after the date on which such Tag-Along Member received notice of the sale from the Selling Member pursuant to this Section 14.1 and the Selling Member will not consummate any sale of Class A Voting Capital Units until the aggregate number of Class A Voting Capital Units to be sold by each Tag-Along Member in accordance with this Section 14.1 shall have been determined in accordance herewith.

14.2 <u>Drag Along Right</u>. If the Manager approves a Company Sale (the "<u>Approved Sale</u>"), then each Member will consent to and raise no objections to the Approved Sale, and if the Approved Sale is structured as a sale of Capital Units, then each Member will agree to sell all of the Capital Units owned by such Member on the same terms and conditions as approved by the Manager and consistent with the terms of this Agreement. Each Member will take all actions which the Manager deems necessary or advisable in connection with the consummation of the Approved Sale in each case consistent with the terms of each Member's Capital Units as set forth in this Agreement. The amount of consideration to be received by each Member for his or its Capital Units shall be determined in accordance with Section 8.1(c). Each Member will bear (i) the costs of any sale of Capital Units pursuant to an Approved Sale to the extent such costs are incurred for the benefit of all holders of Capital Units and are not otherwise paid by the Company and (ii) any indemnification obligations in connection with the Approved Sale, in accordance with his or its Percentage Ownership. Costs incurred by Members and the other holders of Capital Units, on their own behalf, will not be considered costs of the transaction contemplated hereunder.

14.3 <u>Change in Business Form</u>. Each Member hereby irrevocably delegates and cedes to the Manager the sole authority and power to, in its sole discretion, (i) convert the Company into a corporation (by merger or otherwise) or another form of business entity at any time, in which event the terms and conditions contained herein (including the terms and conditions relating to the Capital Units and Capital Accounts) shall be, as closely as possible, adopted by the new entity or (ii) notwithstanding anything else in this Agreement to the contrary, make an election to have the Company be treated as a corporation for federal income tax purposes and, if applicable, state income or franchise tax purposes, rather than as a partnership (each, a "Conversion"). In connection with any Conversion, the Manager may cause a recapitalization, reorganization, incorporation and/or exchange of the Capital Units into securities which, to the extent possible, reflect and are consistent with the Capital Units in effect immediately prior to such transaction. The value of any Capital Unit for purposes of such Conversion shall be equal to the amount, as determined in good faith by the Manager, that would be distributed with respect to such Capital Unit pursuant to Section 8.1(c) in a hypothetical transaction in which the Company sold all of its assets for their fair market value (as determined in good faith by the Manager) and distributed the proceeds therefrom in liquidation of the Company. No Member shall have the right or power to veto, vote for or against, amend, modify or delay any such Conversion, and to the extent any right or power is granted under applicable law, agrees to take all actions which the Manager deems necessary or advisable in connection with the consummation of the Conversion in each case consistent with the terms of each Member's Unit set forth in this Agreement. Further, each Member shall execute and deliver any documents and instruments and perform any additional acts that may be necessary or appropriate, as determined by the Manager, to effectuate and perform any such Conversion (including, without limitation, in the case of any Member, executing an agreement with the successor providing for the continued vesting of, and repurchase rights respecting, any equity securities issued in respect of unvested Class B Voting Capital Units in form and substance similar to the provisions and restrictions with respect to vesting and repurchase rights set forth in this Agreement or any Award Agreement).

15. <u>Dissolution of the Company</u>.

15.1 <u>Termination of Membership</u>. No Member shall resign or withdraw from the Company. The death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member or the occurrence of any other event that terminates the continued membership of any Member shall not in and of itself cause the Company to be dissolved or its affairs to be wound up, and upon the occurrence of any such event, the Company shall be continued without dissolution.

15.2 <u>Events Resulting in Dissolution</u>. A decision of a majority in Interest of the Class A Voting Capital Units to dissolve the Company shall result in an immediate dissolution of the Company.

15.3 <u>Liquidation</u>. In the event of the dissolution of the Company for any reason, the Manager shall commence to wind up the affairs of the Company and to liquidate its assets. The Members shall continue to be allocated profits and losses during the period of liquidation. Any property distributed in kind in liquidation shall be valued and treated as though the property were sold and the cash proceeds were distributed.

15.4 <u>Distribution of Liquidation Proceeds</u>. Upon liquidation, the assets of the Company shall be used and distributed pursuant to Section 8.1(b) in the following order: (a) to pay or provide for the payment of all debts and liabilities of the Company to creditors including the Members and all expenses of liquidation; and (b) to be distributed to the Members pursuant to Section 8.1(c).

15.5 <u>Liquidation Accounting</u>. Within a reasonable time after the date the assets have been distributed in liquidation, the Manager shall cause to be prepared and provided to the Members a statement which shall set forth the assets and the liabilities of the Company as of the date of complete liquidation and the Member's distributions made pursuant to Section 15.4 hereof.

15.6 <u>Termination</u>. Upon the completion of liquidation of the Company and the distribution of all Company assets, the Company shall terminate.

16. <u>Limitations of Liability; Indemnification and Insurance</u>.

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16.1 To the fullest extent permitted by law, no Manager, Managing Director or Officer shall be personally liable to the Company or any Member for monetary damages for breach of fiduciary duty as an officer or manager. If the Act or any other law of the State of Florida is amended after the date hereof to authorize limited liability company action further eliminating or limiting the personal liability of officers, managing directors or managers, then the liability of the Manager, Managing Director or Officer shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Section 16.1 shall not adversely affect any right or protection of an Officer, Managing Director or Manager existing at the time of, or increase the liability of any Officer, Managing Director or Manager with respect to any acts or omissions of such Officer, Managing Director or Manager occurring prior to, such repeal or modification.

16.2 Each person or entity who or that was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he, or it, or a person of whom he or it is the legal representative, is or was a Manager or Managing Director or a Member or officer of the Company or is or was a Manager or a Managing Director or a Member or officer of the Company who is or was serving at the request of the Company as a Manager, Managing Director, director, officer, employee or agent of another limited liability company, or of a Corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Company to the fullest extent authorized by the laws of Florida the same now or may hereafter exist (but, in the case of any change, only to the extent that such change authorizes the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such change) against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such eligibility for indemnification shall continue as to a person who has ceased to be Manager or a Member or officer and shall inure to the benefit of his heirs, executors and administrators. The provisions relating to indemnification in Section 16 hereof may include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition upon receipt by the Company of an undertaking, by or on behalf of such Member, Managing Director, Manager or officer, to repay all amounts so advanced if it shall ultimately be determined that the Member, Managing Director, Manager or officer is not entitled to be indemnified under Section 16 hereof or otherwise. The Company may, by action of its Manager, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of the Member, Managing Director, Manager and officers.

16.3 A person or entity shall only be entitled to indemnification if the person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

16.4 The provisions relating to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in Section 16 hereof shall not be exclusive of any other right which any person may have or hereafter acquire

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under any statute, provision of the Certificate of Formation, other agreement, decision of the Manager or Managing Directors, vote of the Class A Voting Members or otherwise.

16.5 The Company may maintain insurance, at its expense, to protect itself and the Members, the Managing Directors, the Manager and officers of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Florida law.

16.6 To the extent that the Manager or Managing Director or Member acting in a management capacity, or an officer of the Company is by reason of such position, or a position with another entity at the request of the Company, a witness in any proceeding, he may be indemnified against all costs and expenses actually and reasonably incurred by him or on his behalf in connection therewith.

16.7 Any amendment, repeal or modification of any provision of this Section by the Class A Voting Members or the Manager or the Managing Directors shall not adversely affect any right or protection of the Manager, Member, or officer of the Company existing at the time of such amendment, repeal or modification.

17. <u>Amendments</u>. This Agreement may be amended at any time and from time to time only in writing and with the approval of a majority Percentage Voting Interest of the Class A Voting Capital Unit Holdersprovided that (i) no provision hereof may be amended which, by its terms, adversely affects any Member in a manner different from all Members of his respective class of Members without the additional consent of a Majority in Interest of the class of Members so affected and (ii) no Member shall be required to make any additional capital contribution without the written consent of such Member (provided, that, without the consent of a Member, the making of additional capital contributions (on a pro rata basis, based upon the percentage of Units owned) can be a condition to differing treatment between Members which decline to make such additional capital contributions and the Members which elect to make such additional capital contributions, so long as such declining Members were provided the right to make such additional capital contributions on substantially the same terms and conditions).

18. <u>Miscellaneous Provisions</u>.

18.1 <u>Entire Agreement</u>. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. This Agreement constitutes the entire agreement among the Members and supersedes all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof, including prior operating agreements of the Company which shall be of no further force and effect. None of the Members shall be bound by nor charged with any oral or written agreements, representations, warranties, statements, promises or understandings not specifically set forth in this Agreement or the exhibits and schedules hereto.

18.2 <u>Notices</u>.

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(a) Any and all notices, requests, demands, elections and other communications (collectively "Communications" and each separately a "Communication") given in connection with this Agreement shall be in writing and shall be effective and deemed adequately delivered (a "Deemed Delivery") only if addressed in writing to the Company or a Member for whom such Communications are intended (the "Recipient") and such Deemed Delivery shall be deemed to occur on the earlier of (a) the date it shall be delivered to the address of the Recipient on the records of the Company (the "Recipient's Address"), (b) the date delivery shall have been refused at the Recipient's Address, (c) one (1) business day following deposit with an overnight delivery service, charges prepaid, or (d) with respect to a notice sent by mail five (5) business days after deposit in the mail, postage prepaid. The addresses required by this Agreement, unless changed pursuant to Section 10.2.b, are (i) to the Company, at its principal executive offices and (ii) to the Members, at the addresses listed on Schedule A.

(b) By giving to the Company at least five (5) days' written notice thereof, the Members and their respective transferees shall have the right from time to time and at any time during the term of this Agreement to change their respective addresses for notices, and each shall have the right to specify as its address for notices any other address within the United States of America.

18.3 <u>Validity</u>. In the event that any provision of this Agreement shall be held to be invalid or unenforceable, the same shall not affect in any respect whatsoever the validity or enforceability of the remainder of this Agreement.

18.4 <u>Survival of Rights</u>. Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the Voting Members signatory hereto, and their respective permitted successors and assigns.

18.5 <u>No Strict Construction</u>. The language used in this Agreement will be deemed to be the language chosen by the Voting Members hereto to express their collective mutual intent. This Agreement shall be construed as if drafted jointly by the Voting Members hereto, and no rule of strict construction will be applied against any person.

18.6 <u>Governing Law</u>. All questions with respect to this Agreement and the rights and liabilities of the parties hereto shall be governed by the internal laws of the State of New York.

18.7 <u>Submission to Jurisdiction, etc</u>. The Voting Members hereby irrevocably submit to the jurisdiction of any state or federal court sitting in the State of New York in connection with any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby and waive irrevocably any objection to venue or objections in the nature of forum non conveniens that they may have.

18.8 <u>No Partition</u>. No Member shall have the right to, and each Member hereby covenants that it will not, withdraw from the Company, bring any action to partition the Company's property, nor dissolve, terminate or liquidate, or petition a court for the dissolution, termination, or liquidation of the Company, except as provided in this Agreement, and no Member at any time shall have the right to petition or to take any action to subject the Company assets or any part thereof to the authority of any court of bankruptcy, insolvency, receivership or similar proceeding, unless there is unanimous consent of the Members.

18.9 <u>Waiver</u>. No consent or waiver, express or implied, by a party to or of any breach or default by another party in the performance by such other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such other party hereunder. A failure on the part of a party to complain of any act or failure to act on the part of another party or a failure to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder unless such default is cured prior to the date upon which the non-defaulting party declares such default. The giving of consent by a party in any one instance shall not constitute a waiver by such party in any other instance and shall not limit or waive the necessity to obtain such party's consent in any future instance.

18.10 <u>Construction</u>. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders; and the singular shall include the plural and vice versa. Titles of Sections and Subsections are for convenience only, and neither limit nor amplify the provisions of this Agreement itself. References to Sections or Subsections shall refer to Sections or Subsections of this Agreement, unless otherwise indicated. The use herein of the word "including," when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation," or "but not limited to," or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. For the purposes of this Agreement, "and/or" means one or the other or both, or any one or more or all, of the things or persons in connection with which the conjunction is used.

18.11 <u>Incorporation by Reference</u>. Any exhibits or schedules referred to herein are those attached to this Agreement and shall be deemed to be incorporated as a part of this Agreement.

18.12 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. It is the express intent of the parties to be bound by the exchange of signatures on this Agreement via telecopy or Portable Document Format (PDF), which the parties agree shall constitute an original writing for all legal purposes.

18.13 <u>Further Assurances</u>. Each Member hereto agrees to do all acts and things, and to make, execute and deliver such written instruments, as shall from time to time be reasonably required to carry out the terms and provisions of this Agreement.

18.14 <u>No Third Party Rights</u>. This Agreement shall not (directly, indirectly, contingently or otherwise) confer or be construed as conferring any rights or benefits on any person or entity that is not the Company or a named Member or a Permitted Transferee of a Member hereunder.

(Signature Page to Follow)

IN WITNESS WHEREOF, the Members have adopted this Agreement as of the 23rd day of April, 2020.

VOTING MEMBERS

Christopher Malter
_____

Mikal Ventures, LLC Manager and
Class A Voting Member
 by: Christopher Malter

EXHIBIT A

Members	Class A Voting Capital Units	Class A % Interest	Class B Non-Voting Units	Class B % Interest	Overall % Profits Interest
Mikal Ventures	1,390,000	66%			
Pacira, Inc.			501,139	19.93%	
Members			314,089	12.49%	
Michael Parelius & Deborah Parelius (One Investor)*			23,107	1%	
MSQ Advisory, LLC*			27,728	1.20%	

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EXHIBIT B

<u>Officers</u>

Christopher Malter   Director